Exhibit 99.1

Torex Gold Delivers on Full-Year Production Guidance

2024 marks the sixth consecutive year production guidance has been achieved

Toronto, Ontario - (Newsfile Corp. - January 8, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) reports fourth quarter gold production of 103,795 ounces (“oz”) and full-year gold production of 452,523 oz, within the Company’s revised guidance range of 450,000 to 470,000 oz (original guidance of 400,000 to 450,000 oz). Fourth quarter and full-year gold sold were 108,647 oz and 455,932 oz, respectively.

TABLE 1: PRELIMINARY FOURTH QUARTER AND FULL-YEAR 2024 OPERATIONAL RESULTS

		Q4 2024	FY 2024
Mining
ELG Open Pits - Ore tonnes mined per day	tpd	9,256	13,611
ELG Open Pits - Waste tonnes mined per day	tpd	16,830	57,120
ELG Open Pits - Strip ratio	waste:ore	1.8	4.2
ELG Underground - Ore tonnes mined per day	tpd	2,248	2,092
Processing
Average plant throughput	tpd	11,894	12,777
Average gold recovery	%	90.5	90.6
Average gold grade of ore processed	gpt	3.32	3.32
Gold produced	oz	103,795	452,523
Gold sold	oz	108,647	455,932

Operational results are preliminary in nature and subject to final reconciliation. Financial and operational results for the fourth quarter and year-end 2024 will be released after market close on Wednesday, February 19, 2025. A conference call hosted by senior management will be held the following day at 9:00 AM ET.

Jody Kuzenko, President & CEO of Torex, stated:

“December was a difficult month for Torex with the loss of three colleagues at ELG Underground. In the wake of the tragedy, operations were suspended for just over a week to allow for inspections by the relevant government agencies. While operations have since resumed, our own internal investigation is ongoing.

“With the temporary suspension of operations, we produced 103,795 oz of gold during the fourth quarter. Against the backdrop of solid operational performance through the first three quarters of the year, full-year gold production was 452,523 oz, putting us within the annual production guidance range for the sixth consecutive year.

“Excluding the downtime in December, the operations performed well, with consistent performance at the mill matched by continued strong mining rates at ELG Underground, where we expect further upside in 2025 as we add some long-hole stopes into the mine plan. The decline in mining rates in the ELG Open Pits was anticipated as we took the last blast in the main El Limón pit during the quarter, with the smaller El Limón Sur pit expected to be exhausted during the first half of 2025.

“As we work to reset the bar on safety at Torex, the year ahead is set to be transformational as we complete the Media Luna Project, commence development of EPO, further increase investment in drilling and exploration, pivot back to positive free cash flow mid-year, and refine our return of capital strategy, all with the goal of unlocking value and further enhancing returns for our shareholders.”

FOURTH QUARTER AND YEAR-END 2024 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its fourth quarter and year-end financial and operational results after market close on Wednesday, February 19, 2025. A conference call and webcast hosted by senior management will be held on February 20, 2025 at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, pre-registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time.

Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-484-8814

•	Toll-Free (North America): 1-844-763-8274

Webcast Access

A webcast and replay will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/.

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: integrate and optimize the Morelos Property; deliver Media Luna to full production; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and build on ESG excellence.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements that: at ELG Underground, the Company expects further upside in 2025 as the Company adds some long-hole stopes into the mine plan; the El Limón Sur pit expected to be exhausted during the first half of 2025; the year ahead is set to be transformational as the Company completes the Media Luna Project, commences development of EPO, further increases investment in drilling and exploration, pivots back to positive free cash flow mid-year, and refines its return of capital strategy, all with the goal of unlocking value and further enhancing returns for the Company’s shareholders; and Torex’s key strategic objectives are to integrate and optimize the Morelos Property; deliver Media Luna to full production; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and build on ESG excellence. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “aim”, “expects”, “goal”, “strategic objectives”, or variations of such words and phrases or statements such as “looks forwards to” that certain actions, events or results are expected to occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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